Exhibit 99.1

OBSIDIAN ENERGY CONFIRMS FILING OF ITS 2019 YEAR END DISCLOSURE DOCUMENTS

CALGARY, March 30, 2020 – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, “we”, “us” or “our”) announces that we have filed with Canadian securities regulatory authorities our audited Consolidated Financial Statements for the year ended December 31, 2019 and related Management’s Discussion and Analysis. Obsidian Energy has also filed our Annual Information Form for the year ended December 31, 2019, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Obsidian Energy’s Annual Report on Form 40-F for the year ended December 31, 2019 has been filed with the U.S. Securities and Exchange Commission pursuant to its rules and regulations.

Copies of these documents may be obtained electronically via www.sedar.com and www.sec.gov/edgar.shtml (for the Form 40-F) or through Obsidian Energy’s website at www.obsidianenergy.com. Hard copies of Obsidian Energy’s audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and on the New York Stock Exchange under the symbol “OBE.BC”.

For further information, please contact:

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com